I, Candice Schibli, certify that the financial statements of Southeastern Roast and Brewery L.L.C. included in this Form are true and complete in all material respects.

Signature: *Candy Schibli*

Name: Candice Schibli
Title: Sole Member

Date: *3/6/2020*

E-Signature Details

Signed by: Candy Schibli
Sent to email: candy@southeasternroastery.com
IP Address: 73.163.192.160
Signed at: Mar 6 2020, 1:57 pm UTC